SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of June, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                      13 NEW RYANAIR ROUTES FROM STOCKHOLM

  ALICANTE, BASEL, BERLIN, BRATISLAVA, EINDHOVEN, KARLSRUHE BADEN, LIVERPOOL,
                MALTA, PISA, PORTO, SALZBURG, TRAPANI & VALENCIA

Ryanair, Europe's largest low fares airline, today (Thursday, 14th June 2007) announced 13 new routes from its Stockholm Skavsta base to Alicante, Basel, Bratislava, Eindhoven, Baden Baden, Liverpool, Malta, Pisa, Porto, Salzburg, Trapani and Valencia. These new routes will start in October, when Ryanair will invest $140m and add two new Boeing 737 800s (total 6) at its Stockholm Skavsta base.

Announcing these 13 new routes, Michael O'Leary, Ryanair's CEO said:

       "Ryanair low fares in Sweden have been a tremendous success because
        Swedish passengers can't stand SAS's high fares and frequent strikes. With these new routes Ryanair will carry 2.5m passengers annually to and from Stockholm Skavsta at less than one third of SAS's high fares. This generates a visitor spend of 5bn SEK in the region and delivers passenger savings of 3bn SEK.

       "Only Ryanair guarantees the lowest fares from Sweden. If any passenger finds a lower fare with another airline on the same route, Ryanair will refund double the difference. To celebrate these 13 new routes, we are giving away 100,000 seats from Stockholm for just 220 SEK (just the taxes), and we urge all passengers to log onto www.ryanair.com immediately, as seats this cheap will sell out fast."

    Route                           Starts        Frequency

    Alicante                          Oct         3 x week
    Basel                             Oct         3 x week
    Berlin                            Oct         7 x week
    Bratislava                        Oct         7 x week
    Eindhoven                         Oct         4 x week
    Baden                             Oct         4 x week
    Liverpool                         Oct         4 x week
    Malta                             Oct         2 x week
    Pisa                              Oct         3 x week
    Porto                             Oct         3 x week
    Salzburg                          Dec         2 x week
    Trapani                           Oct         2 x week
    Valencia                          Oct         4 x week


Ends.                        Thursday, 14th June 2007

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 June 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director